Exhibit 8.1

February 10, 2020

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

RE:	Stanley Black & Decker, Inc. 4.000% Fixed-to-Fixed Reset Rate Junior Subordinated Debentures due 2060

Ladies and Gentlemen:

You have requested our opinion with respect to the United States federal income tax classification of the 4.000% Fixed-to-Fixed Reset Rate Junior Subordinated Debentures due 2060 (the “Debentures”) issued by Stanley Black & Decker, Inc., a Connecticut corporation (the “Company”), on February 10, 2020 (the “Issue Date”) as more fully described in the prospectus supplement dated February 3, 2020 (the “Prospectus Supplement”), to the prospectus contained in the registration statement on Form S-3 (File No. 333-221127), filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 26, 2017. The Debentures are to be issued pursuant to the junior subordinated indenture, dated as of November 22, 2005 (the “Initial Indenture”), between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”), as supplemented by the Sixth Supplemental Indenture, dated as of February 10, 2020 (the “Sixth Supplemental Indenture” and, together with the Initial Indenture, the “Indenture”), between the Company and the Trustee.

I. Facts

A.	The Debentures

The Debentures incorporate the following key terms.

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

1.	Maturity

The Debentures have a maturity of 40 years.

2.	Subordination

The Debentures are unsecured and are junior and subordinated in right of payment to all of the Company’s current and future senior indebtedness on the terms set forth in the Indenture, and the Debentures rank pari passu with trade creditors and other subordinated indebtedness expressly stated to rank pari passu with the Debentures.

3.	Interest Rate and Optional Deferral

The Debentures will bear interest from the Issue Date to, but excluding, March 15, 2025, at an annual rate equal to 4.000%, payable semi-annually in arrears. From, and including, March 15, 2025, the Debentures will bear interest at an annual rate equal to the Five-Year Treasury Rate (as provided in the Prospectus Supplement) as of the most recent Reset Interest Determination Date (as provided in the Prospectus Supplement) plus 2.657% to be reset on each Reset Date (as provided in the Prospectus Supplement), payable semi-annually in arrears. The Company may, so long as there is no event of default under the Indenture, elect to defer interest payments on the Debentures for one or more interest periods (each, an “Optional Deferral Period”) from time to time for up to 5 consecutive years per Optional Deferral Period. Interest may not, however, be deferred beyond the maturity date or the redemption date of the Debentures.

During any Optional Deferral Period, interest will continue to accrue on the Debentures, compounded semi-annually, and deferred interest payments will accrue additional interest at a rate equal to the then-applicable interest rate on the Debentures, to the extent permitted by applicable law (“Deferred Interest”). During any Optional Deferral Period, the Company will generally be prohibited from (i) paying dividends on any class of its equity, (ii) paying principal of, or interest or premium, if any, on, or repaying, repurchasing or redeeming any other classes of Company debt securities that rank equally with or junior to the Debentures, (iii) making any payment under any purchase contract or similar agreement providing for the issuance by the Company of equity on a forward basis, or (iv) making any guarantee payments with respect to any guarantee by the Company of any other party if the guarantee ranks equally with or junior to the Debentures.

4.	Optional Redemption

The Debentures are redeemable or otherwise repayable by the Company, in whole or in part, on any redemption date other than the Par Call Date or any subsequent Reset Date, for cash at a redemption price equal to the greater of (i) 100% of the principal amount redeemed plus accrued and unpaid interest to, but not including, the date of redemption, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon for the remaining life of the Debentures (exclusive of interest accrued and unpaid to, but not including, the date of redemption), discounted to the redemption date on a semi-annual basis at the

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

applicable Treasury Rate (as provided in the Prospectus Supplement) plus 40 basis points, plus accrued and unpaid interest to, but not including, the date of redemption. On the Par Call Date or any subsequent Reset Date, the Debentures are redeemable or otherwise repayable by the Company, in whole or in part, for cash at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

5.	Redemption Upon a Tax Event

The Company may redeem the Debentures in whole, but not in part, at any time after the occurrence of a Tax Event (as defined below), in cash at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to, but not including, the date of redemption. A Tax Event occurs if, as a result of a change in the tax law or any interpretation thereof, there is more than an insubstantial risk that interest paid or accrued on the Debentures is not deductible, or within 90 days would not be deductible, in whole or in part, by the Company for United States federal income tax purposes.

6.	Redemption Upon a Rating Agency Event

The Company may redeem the Debentures in whole, but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Company following the occurrence of a Rating Agency Event (as defined below) or in the absence of any such review or appeal process, within 120 days of such Rating Agency Event, in cash at a redemption price equal to 102% of the principal amount redeemed plus accrued and unpaid interest to, but not including, the date of redemption. A Rating Agency Event occurs if, as a result of a change in the criteria that a rating agency uses to assign equity credit to securities such as the Debentures, (i) the length of time the Debentures are assigned a particular level of equity credit by that rating agency is shortened as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Debentures or (ii) the equity credit (including up to a lesser amount) assigned to the Debentures by that rating agency is lowered as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Debentures.

7.	Voting Rights

The Debentures will have no voting rights in the Company.

8.	Events of Default

The Company’s failure to pay principal or interest on the Debentures when due (subject, in the case of interest, to the Company’s right to defer interest payments and to a 30-day grace period) and the Company’s bankruptcy, insolvency, receivership or reorganization will result in a default on the Debentures. An event of default will give the Trustee or holders of at least 25% in principal amount of the Debentures (or such lesser amount depending on the type of default) the right to accelerate principal and interest on the Debentures.

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

B.	Other Facts

The Prospectus Supplement and the Indenture provide that each holder of the Debentures will be deemed to have agreed to treat the Debentures as indebtedness for all United States federal, state and local tax purposes.

The Company has paid regular dividends on its common stock in each of the past 143 years, and the Company has increased dividends every year since 1968. The Company has assets and projected cash flows sufficient to demonstrate that it is capable of servicing the Debentures pursuant to their terms without exercising its right to any Optional Deferral Period. As of September 28, 2019, the Company, (i) as adjusted to give effect to the issuance of the new notes in the concurrent offering under a separate prospectus supplement and the application of the net proceeds therefrom, would have had approximately $5,252.3 million in principal amount of indebtedness, (ii) as adjusted to give effect to the redemption on December 13, 2019 of all of the outstanding 5.75% junior subordinated debentures due 2052, had no outstanding indebtedness that ranks equal in right of payment with the Debentures and (iii) had shareholders’ equity of approximately $8,268.2 million. As of September 28, 2019, subsidiaries of the Company had approximately $6,791.3 million of total liabilities (excluding affiliate liabilities owed to the Company). The Debentures were issued with an investment grade debt rating of Baa2 provided by Moody’s Investors Service, Inc., BBB+ provided by Standard & Poor’s Rating Services, and BBB provided by Fitch Inc.

II. Certain Assumptions and Representations

A.	Assumptions

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, electronic or facsimile copies, and the authenticity of the originals of such latter documents. In making our examination of documents executed, or to be executed, by the parties indicated therein, we have assumed that each party has, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by each party indicated in the documents and that such documents constitute, or will constitute, valid and binding obligations of each party.

In connection with this opinion (the “Opinion”), we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the officer’s certificate dated February 10, 2020 (the “Officer’s Certificate”) and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the Opinion set forth herein. We have also relied upon statements and representations made to us by representatives of the Company and have assumed that such statements and the facts set forth in such representations are true, correct and complete without regard to any qualification as to knowledge or belief. For purposes of the Opinion set forth herein, we have assumed the validity and the initial and continuing accuracy of the documents, certificates, records, statements and representations referred to above. We have also assumed that the transactions related to the offering of the Debentures will be consummated in the manner contemplated by the Prospectus Supplement.

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

B.	Representations

An officer of the Company has provided the following representations in the Officer’s Certificate that are relevant to the Opinion set forth herein:

1.	The facts, representations, and covenants relating to the Debentures as described in the Opinion are true, accurate, and complete in all material respects.

2.

Neither the Company nor any of its subsidiaries will take any position on any United States federal, state or local income or franchise tax return that is inconsistent with the United States tax treatment of the Debentures described in the Opinion set forth herein.

3.	The Company will treat the Debentures as indebtedness of the Company for all United States federal, state and local tax purposes.

4.	The Company has no present intention to exercise its right to defer payments of interest on the Debentures.

5.

The Company believes that the likelihood that it would exercise its right to defer payments of interest on the Debentures is remote because, among other things, deferral of interest payments on the Debentures would prohibit the Company from paying dividends on its outstanding equity.

6.	The Company has paid regular dividends on its common stock in each of the past 143 years, and the Company has increased dividends every year since 1968.

7.	Based on the Company’s assets and projected cash flows, the Company expects to have the financial resources to satisfy its payment obligations under the Debentures pursuant to their terms.

8.	The Company leases properties and has employees and incurs the expenses related thereto.

9.	The Company has never elected to defer interest payments on other debentures issued by the Company with a similar interest deferral feature to the interest deferral feature of the Debentures.

III. Summary of Conclusions

Generally, the characterization of an instrument as debt or equity for United States federal income tax purposes depends on all the facts and circumstances surrounding the issuance and operation of a particular instrument, and no single factor or characteristic is considered to be controlling.1 There is no controlling authority directly on point dealing with debentures that have terms substantially similar to the Debentures.

[1]	See, e.g., John Kelley Co. v. Commissioner, 326 U.S. 521 (1946).

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

Based on and subject to the description of the facts, assumptions, representations, and analysis set forth herein and in the Prospectus Supplement, it is our opinion that under current United States federal income tax law, the Debentures will constitute indebtedness of the Company for United States federal income tax purposes.

In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service (the “Service”), and such other authorities as we have considered relevant. It should be noted that such laws, Code, Treasury Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our advice is based could affect our conclusions herein. There can be no assurance that our Opinion will be accepted by the Service or, if challenged, by a court.

*        *        *

Except as set forth above, we express no other opinion. This Opinion has been prepared for you in connection with the filing of the Prospectus Supplement. It may not be relied upon by anyone else without our prior written consent. We consent to the Company filing this Opinion with the Commission as an exhibit to the Prospectus Supplement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the captions “United States Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This Opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our Opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP